Exhibit 99.2

PQ CORPORATION
Unaudited Condensed Consolidated
Financial Statements and Footnotes
For the Periods Ended:   September 30, 2005

EXPLANATORY NOTE

These unaudited condensed consolidated financial statements are being filed to restate previously issued condensed consolidated financial statements included in Form S-4 as filed with the SEC (“Original Report”) to reflect the correction of accounting errors related to purchase accounting. See Note 1 to the condensed consolidated financial statements for the Successor three month and thirty-three week periods ended September 30, 2005 for a discussion of the nature of these errors and the impact on the restated condensed consolidated financial statements.

Except for matters related to the aforementioned restatement and for changes to financial statement footnotes 3, 4, 5, 6, 10, 14 and 16, this amendment does not modify or update other disclosures in the Original Report, including the nature and character of such disclosure to reflect events occurring after the filing date of the Original Report. Accordingly, these unaudited financial statements and footnotes should be read in conjunction with our filings made subsequent to the Original Report.

INDEX

Financial Statements (unaudited)

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — THIRD QUARTER

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — NINE MONTHS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	Successor	Predecessor
	September 30,	December 31,
	2005	2004
	(as restated)
ASSETS
Cash and cash equivalents	$49,137	$12,809
Receivables, net	103,949	89,331
Inventories	76,683	62,926
Prepaid and other current assets	37,259	15,918
Total current assets	267,028	180,984

Investments in affiliated companies	65,875	27,305
Property, plant and equipment, net	323,438	233,986
Goodwill	240,890	28,993
Tradenames	53,000	—
Other intangible assets, net	85,178	2,805
Other long-term assets	54,512	35,440
Total assets	$1,089,921	$509,513

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and current maturities of long-term debt	$6,303	$17,673
Cash overdraft	2,430	4,653
Accounts payable	46,779	42,993
Accrued liabilities	57,294	48,955
Total current liabilities	112,806	114,274

Long-term debt	605,038	53,391
Deferred income taxes	144,363	5,111
Other long-term liabilities	74,606	52,408
Minority interest in equity of subsidiaries	6,395	4,038
Commitments and contingencies
Shares subject to mandatory redemption	—	6,361
Stockholders’ equity	146,713	273,930
Total liabilities and stockholders’ equity	$1,089,921	$509,513

See accompanying notes to condensed consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Successor	Predecessor
	Three months	Three months
	ended	ended
	September 30,	September 30,
	2005	2004
	(as restated)
Sales	$170,974	$163,655
Cost of goods sold	135,803	118,783
Gross profit	35,171	44,872

Selling, general and administrative expenses	19,820	23,749
Other operating (income) expense	(2,075)	2,732

Operating income	17,426	18,391

Equity in net income of affiliated companies	2,277	2,591
Interest expense, net	10,716	1,723
Other expense (income)	255	(357)
Income before income taxes and minority interest	8,732	19,616

Provision for income taxes	9,820	2,395
Minority interest	106	169
Net (loss) income	$(1,194)	$17,052

See accompanying notes to condensed consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Successor	Predecessor
	Thirty-three	Six weeks	Nine months
	weeks ended	ended	ended
	September 30,	February 11,	September 30,
	2005	2005	2004
	(as restated)
Sales	$422,282	$64,195	$466,622
Cost of goods sold	339,799	48,576	346,000

Gross profit	82,483	15,619	120,622

Selling, general and administrative expenses	56,335	11,221	67,455
Other operating expense	17,031	12,267	3,958

Operating income (loss)	9,117	(7,869)	49,209

Equity in net income (loss) of affiliated companies	2,706	(265)	6,659
Interest expense, net	26,370	771	5,182
Other expense	7,528	356	713

Income (loss) before income taxes and minority interest	(22,075)	(9,261)	49,973

Provision (benefit) for income taxes	4,606	(2,522)	12,565
Minority interest	243	59	414
Net (loss) income	$(26,924)	$(6,798)	$36,994

See accompanying notes to condensed consolidated financial statements.

 PQ CORPORATION AND SUBSIDIARIES
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (in thousands)
 (unaudited)

	Successor	Predecessor
	Thirty-three weeks	Six weeks	Nine months
	ended	ended	ended
	September 30,	February 11,	September 30,
	2005	2005	2004

Net cash provided by (used in) operating activities	$6,137	$(6,965)	$54,543
Cash flows from investing activities:
Proceeds from sale of capital assets	—	—	3
Investment in affiliates	107	—	—
Purchases of property, plant and equipment	(15,563)	(2,358)	(21,032)
Merger consideration	(626,000)	—	—
Merger costs, capitalized	(6,485)	—	—
Net cash used for investing activities	(647,941)	(2,358)	(21,029)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	2,624	44,857	(4,720)
Issuance of long-term debt	335,000	—	—
Issuance of senior notes	275,000	—	—
Debt acquisition costs	(16,503)	—	—
Repayments of long-term debt	(115,949)	—	(10,308)
Proceeds from issuances of treasury stock	—	1,161	711
Purchases of stock	—	(47)	(4,153)
Equity contribution	164,188	—	—
Distributions to minority interest	(185)	—	(271)
Dividend distribution	—	—	(10,762)
Net cash provided by (used in) financing activities	644,175	45,971	(29,503)

Effect of exchange rate changes on cash and cash equivalents	(1,991)	(700)	(739)

Net change in cash and cash equivalents	380	35,948	3,272

Cash and cash equivalents at beginning of period	48,757	12,809	10,784

Cash and cash equivalents at end of period	$49,137	$48,757	$14,056

See accompanying notes to condensed consolidated financial statements.

PQ CORPORATION & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

(unaudited)

1.                  Statement of Information Furnished:

On December 15, 2004, PQ Corporation (“Company”) and Niagara Acquisition, Inc. and its parent company, Niagara Holdings, Inc. (“Holdings”), entered into an Agreement and Plan of Merger, pursuant to which Niagara Acquisition, Inc. merged with and into PQ Corporation, with PQ Corporation continuing as the surviving entity and a wholly-owned subsidiary of Holdings (the “Merger”). Holdings is a Delaware corporation, a substantial majority of the outstanding capital stock of which is owned by JPMorgan Partners LP and certain affiliated funds (“Sponsors”). The Merger was consummated on February 11, 2005. The total merger consideration paid, excluding fees and expenses, consists of the stated purchase price of $626,000 and capitalized acquisition costs of $6,485.

In connection with the Merger, substantially all existing debt of the Company, $120,849 as of February 11, 2005, was repaid, including interest and make-whole payments of $5,185 for the early retirement of debt. The Merger was financed through borrowings under a $335,000 term loan, the issuance of $275,000 of senior subordinated notes, a $163,600 equity contribution from the Sponsors and existing cash on hand.

The Company refers to the Merger and the related financings described above, collectively, as the Transactions. For purposes of identification and description, the Company is referred to as the Predecessor for the period prior to the Transactions on February 11, 2005, and the Successor for the period subsequent to the Transactions.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, all adjustments of a normal and recurring nature necessary to present fairly the financial position and results of operations have been included. The results of operations are not necessarily indicative of the results to be expected for the full year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2004.

Restatement

In connection with our year-end close, the Company determined a portion of the amount allocated to inventory through our initial purchase accounting for inventory acquired in the Transactions was incorrectly charged to cost of goods sold in the Successor’s Condensed Consolidated Statement of Operations. Given the Company accounts for certain of its inventory under the last-in, first-out (“LIFO”) method of inventory accounting, the portion of the fair value allocation relating to LIFO inventory should not have been charged to the Statement of Operations but instead, should have remained on the Company’s Balance Sheet.

The primary effects of the restatement on the September 30, 2005 financial statements are summarized below:

On the Consolidated Balance Sheet inventory was understated by $10,391, total current assets was understated by $10,391, retained earnings was understated by $6,416 and total stockholders’ equity was understated by $6,416.

On the Consolidated Statement of Operations for the thirty-three weeks ended September 30, 2005, cost of good sold was overstated by $10,391, benefit for income taxes was overstated by $3,975, and net loss was overstated by $6,416. For the three months ended September 30, 2005, cost of goods sold was overstated by $114, provision for income taxes was understated by $44, and net income was understated by $70.

In addition, in connection with the preparation of its year end 2005 financial statements, the Company determined that its deferred tax liability on the undistributed earnings of non-U.S. subsidiaries was not properly calculated for the prior interim periods during 2005. Given that the Successor’s management does not consider the earnings of non-U.S. subsidiaries to be permanently reinvested, as had the Predecessor, the impact of this change is being recorded as a purchase accounting adjustment to the February 11, 2005 opening balance sheet. The impact of this restatement on the September 30, 2005 financial statements is an increase to deferred income taxes and goodwill of $33,661 compared to the amounts previously recorded. Also, in the Consolidated Statement of Operations for thirty-three weeks ended September 30, 2005, the benefit for income taxes was overstated and net loss was understated by $1,581. For the three months ended September 30, 2005, the provision for income taxes was understated and net income was overstated by $1,033.

In addition, the Company made certain other immaterial reclassifications and purchase accounting related adjustments to the restated financial statements. There is no impact on the net cash used in operating activities, net cash used for investing activities, or on net cash provided by financing activities as reported on the condensed consolidated statements of cash flows.

The following schedules reconcile the amount originally reported in the Company’s financial statements included in Form S-4 to corresponding amounts which have been revised to reflect the matters described above.

	Successor		Successor
	Three months ended		Thirty-three weeks ended
	September 30, 2005		September 30, 2005
	As Reported	As Restated	As Reported	As Restated
Cost of goods sold	$133,584	$135,803	$344,665	$339,799
Gross profit	35,057	35,171	72,092	82,483
Operating income (loss)	17,645	17,426	(941)	9,117
Equity in net income (loss) of affiliated companies	2,532	2,277	3,344	2,706
Interest expense, net	10,716	10,716	27,460	26,370
Income (loss) before income taxes and minority interest	9,206	8,732	(32,585)	(22,075)
Provision (benefit) for income taxes	2,547	9,820	(6,972)	4,606
Net income (loss)	6,553	(1,194)	(25,856)	(26,924)

	Successor
	September 30, 2005
	As Reported	As Restated
Inventories	$66,292	$76,683
Total current assets	256,637	267,028
Investments in affiliated companies	66,513	65,875
Goodwill	206,139	240,890
Total assets	1,045,417	1,089,921
Accrued liabilities	49,403	57,294
Total current liabilities	104,915	112,806
Deferred income taxes	106,681	144,363
Total liabilities	891,240	936,813
Stockholders’ equity	147,782	146,713
Total liabilities and stockholders’ equity	1,045,417	1,089,921

In accordance with the Emerging Issues Task Force (“EITF”) No. 00-10 “Accounting for Shipping and Handling Revenues and Costs,” costs related to shipping and handling of products shipped to customers are classified as cost of goods sold. The Company reclassed freight costs which were previously netted against sales to cost of goods sold of $2,333 and $5,526, respectively, for the Successor thirteen and thirty-three weeks ended September 30, 2005, $780 for the Predecessor six weeks ended February 11, 2005 and $1,465 and $4,090, respectively, for the Predecessor thirteen and thirty-nine weeks ended September 30, 2004 in order to present sales for all periods shown on a consistent basis.

2.                Recently Issued Accounting Standards:

In December 2004, Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, was issued. The amendment requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation to employees. It also provides guidance for determining whether an award is a liability-classified award or an equity-classified award, and for determining grant-date fair value. In April 2005, the Securities and Exchange Commission (“SEC”) approved a rule that delayed the effective date of adoption for the Company until the first quarter of 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. Management is examining its shared-based-programs and is still evaluating the impact of adopting SFAS No. 123 (R) and SAB No. 107, if any.

In November 2004, SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” was issued. SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact, if any, of SFAS No. 151.

In December 2004, two FASB Staff Positions (“FSPs”) were issued to address accounting issues resulting from the enactment of the American Jobs Creation Act of 2004 (“Jobs Creation Act”), which occurred on October 22, 2004. The first, FSP 109-1, “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” was issued to address whether a deduction for qualified production activities income should be accounted for as a deduction under SFAS No. 109 or as a tax rate reduction. This FSP is not expected to have a material impact on the Company’s financial position or results of operations. The second, FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” addresses whether an enterprise should be allowed additional time beyond the 2004 financial reporting period to evaluate the impact of the Jobs Creation Act and plans for unremitted foreign earnings repatriation. The FSP provides an entity with additional time to evaluate the effect of the Jobs Creation Act, which is an exception to the provisions of SFAS No. 109 that require an entity to adjust its deferred tax assets and liabilities for the effects of a change in tax laws or rates in the period that includes the enactment date. A provision of the Act allows United States companies to repatriate foreign earnings at a substantially reduced tax rate until December 2005. The Company has decided to avail itself of this provision of the Act. However, it is still in the process of determining to what extent the Act will be utilized and the total amount of funds to be repatriated. Refer to the income taxes footnote for additional discussion.

In March 2005, FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), was issued. This statement clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 will be effective for the fourth quarter of 2005. The Company does not expect that the adoption of FIN 47 will have a material impact on its financial condition, results of operations or statements of cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.”  This Statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS No. 154 will have a material impact on its financial condition, results of operations or statements of cash flows.

3.      Business Combination:

SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” govern the accounting and reporting for business combinations. SFAS No. 141 requires all business combinations be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on at least an annual basis. The Successor has accounted for the Transactions in accordance with these standards. The Merger is being treated as a purchase with Holdings (whose sole asset is its investment in the common stock of the Company) as the accounting acquirer in accordance with SFAS No. 141.

Immediately prior to closing, pursuant to their original terms, all of the Predecessor’s outstanding stock options and awards vested and the Predecessor exercised its option to purchase, at fair value, all of the shares of common stock to be acquired by exercise of options and awards held by employees pursuant to the Stock Option and Award Plan. As a result, immediately before the Transactions, compensation expense of approximately $2,400 was recorded in selling, general and administrative expenses in the Consolidated Statement of Operations for the six weeks ended February 11, 2005 for the unvested portion of the options and awards.

The closing of the Transactions represented a change in control under certain executives’ employment agreements. As a result, the Company recorded a charge in other expense of approximately $5,600 for severance provided to certain executives terminated before the closing of the Transactions in the Predecessor’s Statement of Operations. In addition, the Successor is required to pay $3,929 pursuant to these agreements to executives who resigned subsequent to the Transactions and recorded a charge for such amount in the Successor’s Consolidated Statement of Operations.

The Company incurred other costs relating to the Transactions, primarily for sponsor fees, broker fees, legal and consulting of approximately $6,158 and $12,808 that were recorded in other operating expense in the Predecessor’s and Successor’s Statements of Operations, respectively. The portion of Transaction expenses incurred during the three months ended September 30, 2005 was $159.

The table below summarizes the allocation of the total cost of the Merger to the assets acquired and liabilities assumed. The purchase price was allocated first to tangible and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values. The remaining excess of the purchase price over the fair value of assets acquired and liabilities assumed was then recorded as goodwill. The allocation of purchase price is based, in part, on appraisals and is subject to further analysis and completion. Any revision to the estimated fair values of assets acquired and liabilities assumed will result in an adjustment to goodwill.

(as restated)
Net cash paid to acquire stock	$626,000
Transaction costs, capitalized	6,485

Total purchase price	$632,485

The purchase price was preliminarily allocated as follows:
Cash	$48,756
Receivables	91,651
Inventories	98,444
Prepaid and other current assets	16,385
Property, plant and equipment	337,442
Investments in affiliated companies	68,742
Goodwill	240,890
Other intangible assets	157,595
Other assets	30,805

Fair value of assets acquired	1,090,710
Current liabilities	(146,955)
Long-term debt	(80,665)
Deferred income taxes	(144,067)
Other liabilities	(86,538)

Purchase price	$632,485

The Company believes that its leading market positions and diverse range of industrial, consumer and governmental applications in which its products are used were the primary reasons that contributed to a total purchase price that resulted in the recognition of goodwill. The total other intangible assets amounted to $157,595, of which $53,000 was assigned to trade names that are not subject to amortization. In addition, total other intangible assets included $3,338 of capitalized in-process research and development that was immediately written off to selling, general and administrative expenses in the Successor’s Statement of Operations.

In accordance with the requirements of the purchase method of accounting for acquisitions, inventories as of February 11, 2005 were recorded at net realizable value (which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity) which, in the case of finished products, was $24,555 higher than the Predecessor’s historical manufacturing cost. The Successor’s cost of products sold include a pre-tax charge of $418 and $9,992 for the portion of finished product sold during the three months and thirty-three weeks ended September 30, 2005, respectively.

In addition, certain raw material inventory purchased under favorable supply agreements was revalued to fair market value, which was $2,473 higher than historical cost. The Successor’s cost of products sold include a pre-tax charge of $356 and $944 for the portion of raw materials used in finished products that were sold during the three months and thirty-three weeks ended September 30, 2005, respectively.

In May 2005, management finalized plans to terminate certain employees in the United States and at certain foreign subsidiaries. Employees terminated under this plan are entitled to receive severance pay and benefits totaling approximately $4,900 which was included in accrued liabilities in the opening balance sheet of the Successor. Cash expenditures toward this program of $2,448 have been made through September 30, 2005 and charged against the reserve.

4.      Pro Forma Information:

The following schedule includes statements of operations data for the unaudited results as if the Transactions had occurred as of January 1 of each respective year. The pro forma information includes the actual results with adjustments for the pro forma effect of the change in interest expense related to the changes in capital structure resulting from the financings discussed in Note 9, purchase accounting adjustments resulting in changes to depreciation and amortization expenses, the revaluation of inventory to fair market value, amortization of the step up of investment in affiliates and the reduction in pension and postretirement benefit expense resulting from the elimination of the unamortized actuarial losses and prior service costs and the unamortized transition obligation.

The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the results of operations would have been had the Transactions occurred on the dates indicated above, nor does it purport to project the results of operations for any future period.

	Pro forma nine months ended September 30,
	2005	2004
	(as restated)
Net sales	$486,477	$466,622
Net loss	(6,851)	(2,106)

5.      Comprehensive (Loss) Income:

The following table summarizes comprehensive (loss) income:

	Successor	Predecessor
	Thirty-three	Six weeks	Nine months
	weeks ended	ended	ended
	September 30,	February 11,	September 30,
	2005	2005	2004
	(as restated)
Net (loss) income	$(26,924)	$(6,798)	$36,994

Gains in fair values of derivatives qualifying as hedges	20,373	785	6,739
Foreign currency translation losses, net of tax	(11,014)	(4,676)	(2,043)

Comprehensive (loss) income	$(17,565)	$(10,689)	$41,690

6.       Inventories:

Inventories were classified and valued as follows:

	Successor	Predecessor
	September 30,	December 31,
	2005	2004
	(as restated)
By type:
Finished products and work in process	$55,860	$47,493
Raw materials and containers	20,823	15,433

	$76,683	$62,926

Valued at lower of cost or market:
LIFO basis	$46,493	$30,675
FIFO basis	4,851	5,218
Average cost basis	25,339	27,033

	$76,683	$62,926

7.       Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation and depreciation expense is as follows:

	Successor	Predecessor
	September 30,	December 31,
	2005	2004
Land	$57,380	$26,406
Buildings	87,640	122,216
Machinery and equipment	182,354	517,799
Construction in progress	20,486	10,911
	347,860	677,332
Less: accumulated depreciation	24,422	443,346
	$323,438	$233,986

Depreciation expense was $24,422 for the thirty-three weeks ended September 30, 2005, $4,290 for the six weeks ended February 11, 2005, and $25,809 for the nine months ended September 30, 2004.

8.        Other Intangible Assets:

Gross carrying amounts and accumulated amortization for intangible assets with estimable useful lives are as follows:

	Gross Amounts		Accumulated Amortization
	Successor	Predecessor	Successor	Predecessor
	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004
Formulations and product technology	$53,200	$1,570	$(2,845)	$(722)
Non compete agreements	3,900	1,150	(824)	(750)
Raw material contracts	43,648	—	(12,256)	—
Railcar leases	509	—	(154)	—
Customer lists and rights to sell	—	2,631	—	(1,074)

Total	$101,257	$5,351	$(16,079)	$(2,546)

The amortization periods for formulations and product technology, non-compete agreements and railcar leases are twelve years, three years and five years, respectively. The amortization period for raw material contracts is based on the terms of the contracts; the longest of which is three years in duration.

9.        Long-term Debt:

The summary of long-term debt is as follows:

	Successor	Predecessor
	September 30,	December 31,
	2005	2004
Senior secured term loans with interest at 5.50% as of September 30, 2005	$333,325	$—
7.50% Senior subordinated notes due 2013	275,000	—
Senior notes Series B with interest 7.06% as of December 31, 2004	—	32,727
Senior notes due 2007 with interest at 7.84% as of December 31, 2004	—	21,428
Revolving credit agreements	—	5,078
Adjustable Tender Industrial Refunding Revenue Bonds due 2015with interest at 1.36% as of December 31, 2004	—	9,600
Other	3,016	2,231
	611,341	71,064
Less: current portion	(6,303)	(17,673)
	$605,038	$53,391

In connection with the Transactions, substantially all existing debt as of February 11, 2005 was repaid in the amount of $120,849, including interest and make-whole payments.

On February 11, 2005, the Company issued $275,000 of 7.5% senior subordinated notes due 2013 in transactions exempt from or not subject to registration under the Securities Act pursuant to Rule 144A under the Securities Act and received cash proceeds of $267,781 after deducting initial purchases discounts and expenses. The notes are senior subordinated obligations of the Company and rank junior to all other senior indebtedness of the Company that does not contain similar subordination provisions. The indenture relating to the notes contains various limitations on the Company’s ability to incur additional indebtedness, pay dividends, sell assets and create liens, among other things. Interest on the notes is payable on February 15 and August 15 of each year. No principal payments are required with respect to the notes prior to their final maturity. Pursuant to a registration rights agreement for the benefit of the holders of the notes, the Company has filed a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for registered notes having substantially identical terms. The registration statement has not yet been declared effective.

On February 11, 2005, the Company entered into a senior secured credit facility (“Senior Credit Facility”) having a term loan in the amount of $335,000 with a maturity date of February 11, 2012, and received cash proceeds of approximately $324,950 after deducting underwriting fees and expenses. Interest on the term loan is variable and is equal to LIBOR plus a margin of 2.0%. The Senior Credit Facility requires minimum quarterly principal payments of $838 on the term loan, as well as prepayments from all “net proceeds” received and “excess cash flow,” if applicable. In accordance with the Senior Credit Facility, net proceeds generally relate to proceeds received from the issuance or incurrence of certain indebtedness or proceeds received on the disposition of assets, adjusted for certain costs and expenses, and are payable promptly upon receipt subject, in the case of net proceeds from asset dispositions, to meeting the thresholds described below. Net proceeds prepayments in respect of asset dispositions are not payable unless they are in excess of certain minimum amounts, both on an individual basis for any given disposition and in the aggregate for dispositions that, individually, would not meet the threshold. Excess cash flow is to be calculated annually and is defined as earning before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for various expenditures and/or proceeds commencing with the 2005 fiscal year. Prepayments with respect to excess cash flow, if any, are to be made on an annual basis, with the first payment due March 31, 2006. The detailed calculations supporting those two prepayments are defined in the credit agreement. The remaining principal balance of the term loan is due upon maturity.

The Senior Credit Facility also provides for up to $100,000 in revolving credit borrowings. Borrowings under the revolving facility bear interest at a rate equal to the base or LIBOR rate elected by the Company at the time of borrowing plus a margin which can range from 0.75% to 2.25%, based on the rate elected and the consolidated leverage ratio of the Company. In addition, there is an annual commitment fee equal to 0.5% of the unused revolving credit borrowings available under the Senior Credit Facility. Revolving credit borrowings are payable at the option of the Company throughout the term of the Senior Credit Facility with the balance due February 11, 2011. There were no outstanding revolving credit borrowings under the Senior Credit Facility as of September 30, 2005.

We have cross-country interest rate swap agreements denominated in euros that mature in 2009. These swap agreements are designated as a hedge of the net investment in our European operations. The fair value of the net liability was recorded in other long-term liabilities with an offset, after taxes to foreign currency translation adjustments, a component of stockholders’ equity for $6,704 at September 30, 2005. In the event the euro strengthens against the U.S. dollar the fair value of the liability will increase.

On June 30, 2005, we entered into a cross-currency interest rate swap agreement denominated in Canadian dollars with a five year term. This swap agreement is designated as a hedge of the net investments in our Canadian operations. The fair value of the liability was recorded in other long-term liabilities with a related offset to foreign currency translation adjustments, net of taxes, for $3,258 at September 30, 2005. In the event the Canadian dollar strengthens against the U.S. dollar the fair value of the liability will increase.

We have entered into forward contracts with respect to the purchase of natural gas in our domestic operations. These contracts had a fair value of $40,500 and $10,100 at September 30, 2005 and September 30, 2004, respectively. The respective current and non-current balances are recorded in prepaid and other current assets and other long-term assets. The related offset is recorded in other comprehensive income (loss), net of tax. Gains and losses are reclassified to production costs as the natural gas is produced and used in the manufacturing process.

10.      Income Taxes (as restated):

The effective tax provision rate of 20.9% and 27.2% on the Company’s consolidated pre-tax loss for the thirty-three weeks ended September 30, 2005 and six weeks ended February 11, 2005, respectively, differ from the U.S. statutory tax rate of 35.0% principally due to non-deductible and partially deductible costs incurred related to the purchase of the Company. The Successor period is also affected by the U.S. tax effects on the earnings of non-U.S. subsidiaries.

The Company has incurred significant expenses relating to the Transactions and increased interest expense from acquisition indebtedness in 2005. These expenses are projected to substantially reduce its domestic taxable income for the year. These expenses will also significantly limit the Company’s ability to use foreign tax credits to offset U.S. tax on dividends from foreign affiliates, and may result in the Company’s electing to deduct foreign income and withholding taxes rather than claim them as credits for U.S. tax purposes in 2005.

The American Jobs Creation Act of 2004 (the “Act”) was signed into law in October 2004. A provision of the Act allows U.S. companies to repatriate foreign earnings at a substantially reduced tax rate in 2005. The Company is currently evaluating to what extent it will use this provision with regard to the repatriation of foreign earnings in 2005. A final determination on the extent of use of the repatriation provision will occur in the fourth quarter of 2005. At that time, the amount of funds to be repatriated and the financial statement impact should be finalized. The amount of foreign earnings that might be repatriated under the provision is not expected to exceed $41,000. Management of the Successor considers certain earnings in non-US subsidiaries to be available for distribution. These same earnings had previously been considered permanently reinvested by management of the Predecessor. The resulting taxes have been accounted for as deferred tax liabilities in purchase accounting.

11.      Pension and Post Retirement Benefits:

Net periodic pension expense is as follows:

	U.S. and Canada			Other
	Successor	Predecessor		Successor	Predecessor
	Thirty-three weeks	Six weeks	Nine months	Thirty-three	Six weeks	Nine months
	ended	ended	ended	weeks ended	ended	ended
	September 30,	February 11,	September 30,	September 30,	February 11,	September 30,
	2005	2005	2004	2005	2005	2004
Service cost	$(2,348)	$(403)	$(2,228)	$(1,907)	$(408)	$(2,312)
Interest cost	(4,493)	(890)	(5,269)	(678)	(154)	(852)
Expected return on assets	5,636	1,016	6,542	303	64	353
Net amortization	—	(333)	(2,024)	—	(64)	(401)
Net periodic expense	$(1,205)	$(610)	$(2,979)	$(2,282)	$(562)	$(3,212)

Net periodic retiree health cost is as follows:

	Successor	Predecessor
	Thirty-three	Six weeks	Nine months
	weeks ended	ended	ended
	September 30,	February 11,	September 30,
	2005	2005	2004
Service cost	$(291)	$(51)	$(313)
Interest cost	(697)	(127)	(907)
Net amortization	—	(28)	(133)
Net periodic expense	$(988)	$(206)	$(1,353)

The Predecessor made contributions of $41 and $121 to the U.S. and Canadian pension plans and other pension plans, respectively, for the six weeks ended February 11, 2005. The Successor made contributions of $327 and $3,687 to the U.S. and Canadian pension plans and other pension plans, respectively, for the thirty-three weeks ended September 30, 2005. For the retiree health plans, the Company made payments of $290 and $1,465 for the six weeks ended February 11, 2005 and the thirty-three weeks ended September 30, 2005, respectively. In addition, the Company made contributions of approximately $185 and $925 to the 401(k) savings plan for the six weeks ended February 11, 2005 and the thirty-three weeks ended September 30, 2005, respectively.

During the quarter ended September 30, 2005, the Company’s Board of Directors approved an amendment to the U.S. defined benefit pension plan. As a result, credited service as of January 1, 2007 will be frozen under the plan and employees will instead receive a new discretionary Company contribution based on a percentage of pay to the 401(k) defined contribution plan. The change to the plan qualified as a curtailment under SFAS No. 88 “Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”  Accordingly, a pretax curtailment gain of $6,541 was recognized in the third quarter. In addition, the Company’s Board of Directors approved an amendment to the U.S. retiree health plan which will eliminate postretirement benefits for employees retiring after January 1, 2007. This resulted in the recognition of a curtailment loss of $561 in third quarter, due to the expected accelerated retirement of certain active employees. Both curtailments were recorded in other operating expense in the Successor’s Statements of Operations.

12.      Commitments and Contingencies:

There is a risk of environmental impact in chemical manufacturing operations. The Company’s environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact. The Company is also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor, and other actions arising out of the normal course of business. No accrual for these matters currently exists because management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the results of operations, financial position or cash flow of the Company.

The Company is subject to various laws and regulations regarding emissions from its plant locations. These laws and regulations may limit the amount and types of emissions that can be released into the atmosphere. In 2003, following an incident at the Kansas City, Kansas plant in which an emission control device failed, we were issued a draft Consent Agreement from the Kansas Department of Health and Environment (“KDHE”) for operating the plant without such emission control device in place. The Company currently is in discussions with KDHE regarding historical emissions compliance at this facility and is awaiting a new draft of the proposed Consent Agreement for further discussion. Although the final Consent Agreement may impose a fine in excess of $100, the Company does not anticipate that the Consent Agreement will otherwise have a material impact on its business. The Company has a reserve in the amount of $250 to cover any fines or capital expenditures imposed or required under the Consent Agreement.

The Company is subject to a cash deficiency agreement related to the $15,000 revolving credit agreement of one of its equity affiliates, in which it is a general partner. This agreement requires the Company to make certain contributions in order to ensure the affiliate’s compliance with debt covenants. At September 30, 2005, the affiliate had no outstanding balance under its revolving credit agreement and was in compliance with all covenants.

The Company and its subsidiaries have entered into various lease agreements for the rental of office and plant facilities and equipment, the majority of which are classified as operating leases.

The Company and the committee that administers the Company’s Profit Sharing Plan have been advised that certain transactions under the Plan involving the Predecessor’s common stock, series B, previously held by the Plan may have violated certain ERISA guidelines which govern sales of securities to the Company. Prior to December 31, 2004, the value of common stock, series B was calculated based on a formula as defined in the Plan agreement. In 2005, it was determined that the calculated value, which was used as the basis for any stock fund transactions between the Company and the Plan, was not a sufficient basis to represent fair value. The Company is currently taking corrective action which requires additional cash contribution to the Plan and payments of excise taxes and interest under ERISA and the Internal Revenue Code. As a result, the Company has increased its reserve for contingent liabilities from $328 at December 31, 2004 to $6,100 as of September 30, 2005. This incremental amount, net of applicable taxes, was accounted for as an adjustment to goodwill. The Company expects to make the corrective payment to the Plan and file the applicable excise tax returns in the fourth quarter of 2005. Based upon the advice from legal counsel, we believe $6,100 is adequate to fund all required contributions to the Plan and settle any penalties and accrued interest under ERISA and the Internal Revenue Code.

We received correspondence dated January 14, 2005 from King County, Washington and the King County International Airport (collectively, the “Airport”) reporting that the Boeing Company (“Boeing”) alleged that paint and reflective glass beads used by the Airport in routine taxiway stripe repainting were ingested into the jet turbine engines of several of Boeing’s new, ready-for-customer delivery, aircraft. Boeing claimed that as a result of the incident it had to replace engines on fourteen aircraft and that there were additional replacements pending. The Airport asserted that its own maintenance personnel performed the repainting operations and alleged that the maintenance personnel used products from four firms, including our Potters division. Based upon the facts disclosed in correspondence received to date, we see the likelihood of a material loss to the Company as remote. It is not possible at this time to estimate a liability, if any, that may be incurred and any claim would be vigorously defended.

13.      Related Party Transactions:

In connection with the Transactions, JP Morgan Partners, LLC (“JPMP”) and the Company agreed that JPMP would provide certain financial and strategic advisory services and consulting services. The Company paid a one-time fee in the amount of $10,000 on February 11, 2005 for structuring the Transactions. In addition, the Company agreed to pay to the Sponsors an annual monitoring fee equal to $2,000 commencing in 2006. The management agreement will also provide for reimbursement of fees payable by Holdings for the maintenance of its corporate existence, corporate overhead expenses and for salaries and other compensation of certain employees who perform services for both Holdings and the Company.

14.      Business Segments:

The Company’s reportable segments are organized based on the operating divisions within the Company:  Chemicals and Engineered Glass Materials (which is referred to as Potters). Chemicals develops, manufactures and sells silicate-based specialty chemicals to mainly large industrial and consumer product companies. Potters manufactures highly engineered solid and hollow glass spheres that are mainly sold to contractors, governmental agencies and manufacturing companies.

The table below presents information about the reported segments:

	Successor	Predecessor	Successor	Predecessor
	Three months	Three months	Thirty-three	Six weeks	Nine months
	ended	ended	weeks ended	ended	ended
	September 30,	September 30,	September 30,	February 11,	September 30,
	2005	2004	2005	2005	2004
	(as restated)		(as restated)
Net Sales:
Chemicals	$105,329	$101,048	$266,150	$48,264	$301,175
Potters	65,645	62,607	156,132	15,931	165,447
Total	$170,974	$163,655	$422,282	$64,195	$466,622
Adjusted EBITDA (1):
Chemical Groups	$25,315	$27,035	$65,860	$10,440	$73,906
Potters	14,381	14,191	34,193	2,992	35,235
Segments adjusted EBITDA	$39,696	$41,226	$100,053	$13,432	$109,141

(1)             Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) consists of EBITDA adjusted for items such as impairment charges, environmental and other expenses, purchase accounting impacts, severance and merger related costs. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA as defined by the Company may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.

A reconciliation from Segments Adjusted EBITDA to pre-tax income follows:

	Successor	Predecessor	Successor	Predecessor
	Three months	Three months	Thirty-three	Six weeks	Nine months
	ended	ended	weeks ended	ended	ended
	September 30,	September 30,	September 30,	February 11,	September 30,
	2005	2004	2005	2005	2004
	(as restated)		(as restated)
Segments adjusted EBITDA	$39,696	$41,226	$100,053	$13,432	$109,141
Less:
Interest expense	10,716	1,726	26,370	771	5,185
Depreciation and amortization	10,685	8,698	27,251	4,436	26,459
Corporate expenses	6,172	9,325	15,321	3,228	24,251
Impairment/disposal of long-lived assets	177	88	11	—	788
Environmental and other	2,013	1,023	2,481	—	791
Benefit plan curtailments	(5,979)	—	(5,979)	—	—
Write off of in-process R&D	—	—	3,338	—	—
Raw material contracts	6,208	—	12,058	—	—
Investment in affiliates step-up	255	—	5,889	—	—
Inventory step-up	418	73	10,937	—	562
Severance	333	316	4,262	5,604	1,016
Merger related costs	72	530	20,432	8,713	530
Minority interest	(106)	(169)	(243)	(59)	(414)
Income before taxes and minority interest	$8,732	$19,616	$(22,075)	$(9,261)	$49,973

15.    Subsequent Event:

In October 2005, the Company announced that it was seeking an amendment to its Senior Credit Facility, the primary purpose of which would be to permit the payment of a dividend to Holdings of up to $85,000 by mid-December. Funding of the dividend would consist of approximately $30,000 of cash on hand, $30,000 of additional term loan borrowings and approximately $25,000 of revolving loan borrowings under the Senior Credit Facility. The requisite consents for the amendment were received on November 7, 2005, and the amendment expands the Senior Credit facility to provide for an additional $30,000 of term loan borrowings and also permits the Company to dividend up to an additional $4,000 per year to Holdings for the purpose of servicing the interest expense on a new Holdings debt instrument issued in the amount of $23,000. In addition, the amendment provides for an increase to the effective interest rate on our Senior Credit Facility by 25 basis points in the event our debt rating is downgraded and stipulates a prepayment fee equal to 1.0% of any voluntary prepayments made within one year of the effective date of the amendment with the proceeds of certain types of indebtedness and based on certain other conditions. The amendment does not change any of the other existing covenants in the Senior Credit Facility. Upon receipt of the dividend from the Company and the funding of the new Holdings debt instrument, Holdings declared and paid a dividend to its stockholders in an aggregate amount of approximately $110,000.

16.    Guarantor and Nonguarantor Statements:

In connection with the Transactions described in Note 1 and as a part of the related financings, the Company issued $275,000 of 7.5% senior subordinated notes due 2013 in transactions exempt from or not subject to the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. The notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company that does not contain similar subordination provisions, and guaranteed on a full, unconditional, joint and several basis by the Company’s 100% owned domestic subsidiaries.

The following consolidating financial information presents:

•                  Consolidating balance sheets as of September 30, 2005 for the Successor and December 31, 2004 for the Predecessor, statements of operations for the three months and thirty-three weeks ended September 30, 2005 for the Successor and the six weeks ended February 11, 2005 and the three and nine months ended September 30, 2004 for the Predecessor, and statements of cash flows for the thirty-three weeks ended September 30, 2005 for the Successor and the six weeks ended February 11, 2005 and nine months ended September 30, 2004 for the Predecessor.

•                Elimination entries necessary to consolidate the Predecessor and Successor, with their respective guarantor subsidiaries and nonguarantor subsidiaries. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET - SUCCESSOR

September 30, 2005

(in thousands)

(unaudited)

(as restated)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
ASSETS
Cash and cash equivalents	$10,548	$4,942	$33,647	$—	$49,137
Receivables, net	28,720	21,921	53,308	—	103,949
Intercompany receivable	—	175,507	—	(175,507)	—
Inventories	21,204	14,898	40,581	—	76,683
Prepaid and other current assets	27,837	130	9,292	—	37,259

Total current assets	88,309	217,398	136,828	(175,507)	267,028

Investments in subsidiaries	459,471	142,698	—	(602,169)	—
Investments in affiliated companies	63,022	2,853	—	—	65,875
Property, plant and equipment, net	112,928	36,307	174,203	—	323,438
Goodwill	182,973	57,917	—	—	240,890
Tradenames	32,400	20,600	—	—	53,000
Other intangible assets	57,760	22,953	4,465	—	85,178
Other long-term assets	41,677	426	12,409	—	54,512

Total assets	$1,038,540	$501,152	$327,905	$(777,676)	$1,089,921

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and current maturities of long-term debt	$3,350	$—	$2,953	$—	$6,303
Cash overdraft	1,855	575	—	—	2,430
Accounts payable	11,321	6,671	28,787	—	46,779
Intercompany payable	94,675	—	80,832	(175,507)	—
Accrued liabilities	35,027	9,065	13,202	—	57,294

Total current liabilities	146,228	16,311	125,774	(175,507)	112,806

Long-term debt	604,975	—	63	—	605,038
Deferred income taxes	88,219	25,370	30,774	—	144,363
Other long-term liabilities	52,405	—	22,201	—	74,606
Minority interest in equity of subsidiaries	—	—	6,395	—	6,395
Commitments and contingencies
Stockholders’ equity	146,713	459,471	142,698	(602,169)	146,713

Total liabilities and stockholders’ equity	$1,038,540	$501,152	$327,905	$(777,676)	$1,089,921

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET - PREDECESSOR

December 31, 2004

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

ASSETS
Cash and cash equivalents	$2,035	$348	$10,426	$—	$12,809
Receivables, net	28,519	11,012	49,800	—	89,331
Intercompany receivable	—	150,732	—	(150,732)	—
Inventories	15,140	15,535	32,251	—	62,926
Prepaid and other current assets	8,345	152	7,421	—	15,918

Total current assets	54,039	177,779	99,898	(150,732)	180,984

Investments in subsidiaries	332,871	129,240	—	(462,111)	—
Investments in affiliated companies	20,765	4,090	2,450	—	27,305
Property, plant and equipment, net	100,822	21,854	111,310	—	233,986
Goodwill	6,344	7,000	15,649	—	28,993
Other intangible assets, net	857	400	1,548	—	2,805
Other long-term assets	15,312	425	19,703	—	35,440

Total assets	$531,010	$340,788	$250,558	$(612,843)	$509,513

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and current maturities of long-term debt	$11,234	$—	$6,439	$—	$17,673
Cash overdraft	3,675	978	—	—	4,653
Accounts payable	12,694	3,188	27,111	—	42,993
Intercompany payable	105,662	—	45,070	(150,732)	—
Accrued liabilities	27,984	3,327	17,644	—	48,955

Total current liabilities	161,249	7,493	96,264	(150,732)	114,274

Long-term debt	52,522	—	869	—	53,391
Deferred income taxes	2,870	424	1,817	—	5,111
Other long-term liabilities	34,078	—	18,330	—	52,408
Minority interest in equity of subsidiaries	—	—	4,038	—	4,038
Commitments and contingencies
Shares subject to mandatory redemption	6,361	—	—	—	6,361
Stockholders’ equity	273,930	332,871	129,240	(462,111)	273,930

Total liabilities and stockholders’ equity	$531,010	$340,788	$250,558	$(612,843)	$509,513

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS - SUCCESSOR

For the three months ended September 30, 2005

(in thousands)

(unaudited)

(as restated)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Sales	$59,993	$38,898	$72,083	$—	$170,974
Cost of goods sold	49,401	30,014	56,388	—	135,803

Gross profit	10,592	8,884	15,695	—	35,171

Selling, general and administative expenses	8,555	3,764	7,501	—	19,820
Other operating (income) expense	(2,772)	561	136	—	(2,075)

Operating income	4,809	4,559	8,058	—	17,426

Equity in net income (loss) of affiliated companies	6,728	(1,463)	22	(3,010)	2,277
Interest expense (income), net	11,006	(2,038)	1,748	—	10,716
Other (income) expense	(405)	(4,933)	5,593	—	255

Income (loss) before taxes and minority interest	936	10,067	739	(3,010)	8,732

Provision for income taxes	2,130	5,566	2,124	—	9,820
Minority interest	—	—	106	—	106

Net (loss) income	$(1,194)	$4,501	$(1,491)	$(3,010)	$(1,194)

PQ CORPORATION AND SUBSIDIARIES

 CONDENSED CONSOLIDATING STATEMENT OF INCOME - PREDECESSOR

For the three months ended September 30, 2004

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Sales	$63,193	$38,508	$61,954	$—	$163,655
Cost of goods sold	47,130	30,205	41,448	—	118,783

Gross profit	16,063	8,303	20,506	—	44,872

Selling, general and administative expenses	9,801	6,336	7,612	—	23,749
Other operating expense (income)	2,962	—	(230)	—	2,732

Operating income	3,300	1,967	13,124	—	18,391

Equity in net income (loss) of affiliated companies	17,060	5,503	145	(20,117)	2,591
Interest expense (income), net	3,416	(1,756)	63	—	1,723
Other (income) expense	(608)	(7,616)	7,867	—	(357)

Income (loss) before taxes and minority interest	17,552	16,842	5,339	(20,117)	19,616

Provision (benefit) for income taxes	500	2,243	(348)	—	2,395
Minority interest	—	—	169	—	169

Net income (loss)	$17,052	$14,599	$5,518	$(20,117)	$17,052

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS - SUCCESSOR

For the thirty-three weeks ended September 30, 2005

(in thousands)

(unaudited)

(as restated)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Sales	$151,290	$84,064	$186,928	$—	$422,282
Cost of goods sold	124,312	58,042	157,445	—	339,799

Gross profit	26,978	26,022	29,483	—	82,483

Selling, general and administative expenses	26,609	9,432	20,294	—	56,335
Other operating expense	15,613	1,288	130	—	17,031

Operating (loss) income	(15,244)	15,302	9,059	—	9,117

Equity in net income (loss) of affiliated companies	19,113	(1,865)	218	(14,760)	2,706
Interest expense (income), net	27,149	(4,970)	4,191	—	26,370
Other expense (income)	7,051	(5,832)	6,309	—	7,528

Income (loss) before taxes and minority interest	(30,331)	24,239	(1,223)	(14,760)	(22,075)

Provision (benefit) for income taxes	(3,407)	7,584	429	—	4,606
Minority interest	—	—	243	—	243

Net (loss) income	$(26,924)	$16,655	$(1,895)	$(14,760)	$(26,924)

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS - PREDECESSOR

For the six weeks ended February 11, 2005

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Sales	$25,193	$7,445	$31,557	$—	$64,195
Cost of goods sold	19,177	5,526	23,873	—	48,576

Gross profit	6,016	1,919	7,684	—	15,619

Selling, general and administative expenses	5,740	1,689	3,792	—	11,221
Other operating expense	12,142	12	113	—	12,267

Operating (loss) income	(11,866)	218	3,779	—	(7,869)

Equity in net income (loss) of affiliated companies	2,127	3,980	75	(6,447)	(265)
Interest expense (income), net	615	(930)	1,086	—	771
Other expense (income)	131	2,462	(2,237)	—	356

Income (loss) before taxes and minority interest	(10,485)	2,666	5,005	(6,447)	(9,261)

Provision (benefit) for income taxes	(3,687)	204	961	—	(2,522)
Minority interest	—	—	59	—	59

Net (loss) income	$(6,798)	$2,462	$3,985	$(6,447)	$(6,798)

PQ CORPORATION AND SUBSIDIARIES

 CONDENSED CONSOLIDATING STATEMENT OF INCOME - PREDECESSOR

For the nine months ended September 30, 2004

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Sales	$174,760	$87,172	$204,690	$—	$466,622
Cost of goods sold	129,955	67,196	148,849	—	346,000

Gross profit	44,805	19,976	55,841	—	120,622

Selling, general and administative expenses	29,896	13,423	24,136	—	67,455
Other operating expense	3,908	50	—	—	3,958

Operating income	11,001	6,503	31,705	—	49,209

Equity in net income (loss) of affiliated companies	36,500	18,377	450	(48,668)	6,659
Interest expense (income), net	10,150	(5,190)	222	—	5,182
Other (income) expense	(3,821)	(5,455)	9,989	—	713

Income (loss) before taxes and minority interest	41,172	35,525	21,944	(48,668)	49,973

Provision for income taxes	4,178	4,980	3,407	—	12,565
Minority interest	—	—	414	—	414

Net income (loss)	$36,994	$30,545	$18,123	$(48,668)	$36,994

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS - SUCCESSOR

For the thirty-three weeks ended September 30, 2005

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Net cash (used) provided by operating activities	$(34,418)	$1,824	$38,731	$—	$6,137

Cash flows from investing activities:
Investment in affiliates	—	107	—	—	107
Purchases of property, plant and equipment	(6,988)	(1,670)	(6,905)	—	(15,563)
Merger consideration	(626,000)	—	—	—	(626,000)
Merger costs	(6,485)	—	—	—	(6,485)

Net cash used for investing activities	(639,473)	(1,563)	(6,905)	—	(647,941)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	3,034	(408)	(2)	—	2,624
Issuance of long-term debt	335,000	—	—	—	335,000
Issuance of senior notes	275,000	—	—	—	275,000
Debt acquisition costs	(16,503)	—	—	—	(16,503)
Repayments of long-term debt	(115,142)	—	(807)	—	(115,949)
Equity Contribution	164,188	—	—	—	164,188
Distributions to minority shareholders	—	—	(185)	—	(185)

Net cash provided by (used in) financing activities	645,577	(408)	(994)	—	644,175

Effect of exchange rate changes on cash	—	—	(1,991)	—	(1,991)

Net change in cash and cash equivalents	(28,314)	(147)	28,841	—	380

Cash and cash equivalents at beginning of period	33,214	346	15,197	—	48,757

Cash and cash equivalents at end of period	$4,900	$199	$44,038	$—	$49,137

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS - PREDECESSOR

For the six weeks ended February 11, 2005

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Net cash (used) provided by operating activities	$(13,627)	$71	$6,591	$—	$(6,965)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,165)	(73)	(1,120)	—	(2,358)

Net cash used for investing activities	(1,165)	(73)	(1,120)	—	(2,358)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	44,857	—	—	—	44,857
Proceeds from issuance of treasury stock	1,161	—	—	—	1,161
Purchase of stock	(47)	—	—	—	(47)

Net cash provided by financing activities	45,971	—	—	—	45,971

Effect of exchange rate changes on cash	—	—	(700)	—	(700)

Net change in cash and cash equivalents	31,179	(2)	4,771	—	35,948

Cash and cash equivalents at beginning of period	2,035	348	10,426	—	12,809

Cash and cash equivalents at end of period	$33,214	$346	$15,197	$—	$48,757

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS - PREDECESSOR

For nine months ended September 30, 2004

(in thousands)

(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Net cash provided by operating activities	$36,170	$1,698	$16,675	$—	$54,543

Cash flows from investing activities:
Proceeds from sale of capital assets	—	—	3	—	3
Purchases of property, plant and equipment	(10,535)	(1,743)	(8,754)	—	(21,032)

Net cash used in investing activities	(10,535)	(1,743)	(8,751)	—	(21,029)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	(9,039)	—	4,319	—	(4,720)
Repayments of long-term debt	(3,107)	—	(7,201)	—	(10,308)
Proceeds from issuance of treasury stock	711	—	—	—	711
Purchase of stock	(4,153)	—	—	—	(4,153)
Distributions to minority shareholders	—	—	(271)	—	(271)
Dividend distribution	(10,761)	—	(1)	—	(10,762)

Net cash (used in) provided by financing activities	(26,349)	—	(3,154)	—	(29,503)

Effect of exchange rate changes on cash	—	—	(739)	—	(739)

Net change in cash and cash equivalents	(714)	(45)	4,031	—	3,272

Cash and cash equivalents at beginning of year	1,377	64	9,343	—	10,784

Cash and cash equivalents at end of year	$663	$19	$13,374	$—	$14,056